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FEB 25 2022

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SEC FILE NUMBER
8-21765

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Regal Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

950 Milwaukee Ave, Suite 101
(No. and Street)

Glenview	IL	60016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Skaiste Aksomitaite	847-375-6030	saksomitaite@regalsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Prida, Guida & Perez, P.A.
(Name – if individual, state last, first, and middle name)

1106 North Franklin Street	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

10/8/2019	6650
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Shawn E. Herrin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Regal Securities, Inc., as of December 31st, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SABRINA BOLT
Official Seal
Notary Public - State of Illinois
My Commission Expires Nov 16, 2022

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 3

FINANCIAL STATEMENTS 4

STATEMENT OF FINANCIAL CONDITION 4

NOTES TO FINANCIAL STATEMENTS 5

PRIDA, GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602
TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Regal Securities, Inc.
Glenview, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Regal Securities, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Regal Securities, Inc. as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prida, Guida & Perez

Prida, Guida & Perez, P.A.
Tampa, Florida
February 23, 2022

We have served as Regal Securities, Inc.'s auditor since 2004.

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS		
Cash	$	2,062,776
Receivables from broker-dealers and clearing houses		1,516,442
Receivables from others, net		386,197
Securities owned, at fair value		3,443,106
Property, furniture, equipment and leasehold improvements, net		290,488
Intangible asset, net		11,191
Prepaid expenses and other assets		188,360
Total Assets	$	7,898,560
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued payroll and registered representative compensation related expenses	$	829,906
Accounts payable and other accrued expenses		530,836
Margin borrowing		271,218
Security deposit		50,000
Total Liabilities		1,681,960
Stockholders' Equity		
Common stock, $0 par value; 10 voting and 990 non-voting shares authorized and issued, 9 voting and 880 non-voting shares outstanding		1,426,000
Retained earnings		5,590,600
Less: Treasury stock, 1 voting and 110 non-voting shares at cost		(800,000)
Total Stockholders' Equity		6,216,600
Total Liabilities and Stockholders' Equity	$	7,898,560

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Regal Securities, Inc., (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company (an Illinois corporation) has offices in Glenview, Illinois and Orlando and Fort Myers, Florida. It provides services throughout the United States using registered representatives and via online services. The Company is engaged in agency transactions in securities on behalf of customers and other related activities. The Company's customer securities transactions are cleared through two clearing broker-dealers, RBC Capital Markets Correspondent Services, and Hilltop Securities Inc., on a fully disclosed basis.

The Company operates under the provisions of paragraphs (k)(2)(i) and (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraphs (k)(2)(i) and (ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records that are customarily kept by clearing broker-dealers.

The Company does not hold customer accounts and promptly transmits all customer funds and securities received in connection with its activities as a broker-dealer. The Company does not hold any funds or securities for or owe money or securities to customers. Furthermore, all transactions between the broker-dealer and its customers are effectuated through a bank account designated as "Special Account for the Exclusive Benefit of Customers of Regal Securities, Inc.".

Significant accounting policies are as follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company's recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue - The Company earns brokerage commissions which primarily include commissions from executing transactions for clients to buy or sell stocks, options, mutual funds, government and corporate bonds transactions. Each time a customer enters into a buy or sell transaction, the Company charges a commission. This commission and related clearing fees are recorded on the trade date basis, as at that point associated service is fulfilled.

Fees earned, interest, rebate and dividend income – The Company receives order flow payments from various execution providers, 12b-1 fees paid by mutual fund companies, and earns interest income on assets held at clearing firms. These fees and payments are recognized in the current period and are primarily related to performance obligations that have been satisfied.

Leases: We have elected the short-term lease recognition exemption for all of our leases. All of our leases have terms less than twelve months; therefore, we do not recognize ROU assets or lease liabilities.

Receivables from broker-dealers and clearing houses: Receivables from broker-dealers and clearing houses represent amounts due in connection with the Company's normal transactions.

Receivables from others: Receivables from others represent receivables which are incurred during the normal course of business.

Allowance for doubtful accounts: The Company determines if an allowance for doubtful accounts is required based on factors surrounding the credit risk of specific customers, historic trends, and other information. Management has determined an allowance of $143,000 for doubtful accounts was necessary which has been recorded net of receivables from others as of December 31, 2021. The Company does not charge interest on past due amounts related to receivables which are incurred during the normal course of business.

Securities owned: Securities are recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 820 "Fair Value Measurements and Disclosures". The Company classifies its investments in debt securities as trading securities. Unrealized gains and losses on equity and debt security investments are recorded in the statement of income. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Property, furniture, equipment and leasehold improvements: Property, furniture and equipment are recorded at cost and depreciated on accelerated and straight-line methods over the estimated useful lives of the assets which range from 3 to 39 years. Leasehold improvements are recorded at cost and depreciated on a straight-line basis over the expected lease term.

Intangible asset: The Company develops its trading platform through an unrelated vendor. Expenditures for major software purchases and development for internal use are capitalized and amortized over their estimated useful lives, a three-year period, on a straight-line basis. The Company begins to capitalize costs incurred for software developed when preliminary development efforts are successfully completed, management has authorized and committed to funding the project, and it is probable that the project will be completed, and the software will be used as intended.

Concentrations and credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from broker-dealers. The Company maintains at various financial institutions cash and cash equivalents which may exceed federally insured amounts at times and which may at times significantly exceed reported amounts due to outstanding checks.

The Company is engaged in various trading and brokerage activities in which counterparties are primarily clearing broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to business interruption and cash flow risk. As of December 31, 2021, approximately 62% of the receivables from broker-dealers, or approximately $936,000 were due from two clearing broker dealers as commission receivables. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The risk of default depends on the creditworthiness of the counterparty.

Income taxes: The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal income tax laws which provide that in lieu of corporate income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deduction, losses and credits. Therefore, these statements do not include any provision for federal corporate income taxes. The Company is subject to state income tax in certain state jurisdictions. The Company's tax years subject to examination for federal and state income tax filings are 2018 through 2021.

Fair value measurements and disclosures: FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability either directly or indirectly.
- Level 3 are unobservable inputs for the assets or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

All securities owned by the Company are recorded at fair value using Level 1 inputs.

Note 2. Receivables from Broker-Dealers and Clearing Houses

The amounts receivable from broker-dealers and clearing houses at December 31, 2021, consist of the following:

Receivables from broker-dealers and clearing houses (net of $8,804 payable)	$	1,035,175
Deposits		481,267
Net receivables from broker-dealers and clearing houses	$	1,516,442

Note 3. Receivables from Others

Other receivables from broker dealers are mainly composed from order routing payments receivable from broker dealers related to option and equity transactions.

Other broker dealer receivables	$	247,132
Other receivables, net		139,064
Total receivables from others	$	386,197

Note 4. Property, Furniture, Equipment and Leasehold Improvements

Property, furniture, equipment and leasehold improvements at December 31, 2021, consist of:

Equipment	$	1,524,210
Furniture and fixtures		283,574
Office property		90,000
Leasehold and property improvements		242,126
		2,139,910
Less accumulated depreciation		(1,849,422)
	$	290,488

Depreciation expense for the year ended December 31, 2021, amounted to $49,307 and is included in other operating expenses in the accompanying statement of income.

Note 5. Intangible Assets

Intangible assets consist of the following as of December 31, 2021:

Software development	$	776,057
Less: accumulated amortization	$	(764,866)
	$	11,191

For the year end December 31, 2021 amortization expense was $24,896 and is included in other operating expenses in the accompanying statement of income.

As of December 31, 2021, the weighted average amortization period remaining for all intangible assets is 0.45 years. Future amortization expense is as follows:

Year ending December 31:

2022	$	9,560
2023		1,631
Total	$	11,191

Note 6. Employee Benefit Plans

The Company has a SIMPLE IRA plan (the Plan) for its employees. Employees are qualified to participate in the Plan after two years of service. For 2021 the Company matched 100% of each employee's contribution up to 3% of their compensation, which is 100% vested. The expense for the year related to the Plan was approximately $76,600 and is reflected in employee compensation and related benefits in the statement of income.

Note 7. Securities Owned

Marketable securities owned consist of trading securities valued at quoted market prices in active markets summarized as of and for the year ending December 31, 2021 as follows:

	Net Unrealized Gains (Losses) for the year ending 12/31/2021	Estimated Fair Value as of 12/31/2021
Equity securites	$ 1,247,440	$ 3,391,296
Fixed income debt securities	(1,157)	51,810
Total trading securities	$ 1,246,283	$ 3,443,106

Net unrealized gains for equity securities are recorded in the gains and losses on firm securities investment account and other unrealized losses are recorded in the net gains from principal transactions account in the statement of income. The Company pledged certain financial instruments owned to meet margin requirements. The liability under margin borrowing of $271,218 has been reflected in the accompanying statement of financial condition and is collateralized by certain investments.

Note 8. Commitments and Contingencies

The Company leases two office spaces on a month to month basis. Although we have optional lease periods in the future, the optional terms do not provide the company significant value. One of the office space leases is with a related party (See Note 11). Total rent expense for the year ended December 31, 2021 was approximately $241,000.

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations (both formal and informal), audits and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, based on the historical trends the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9. Financial Instruments with Off –Balance Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are cleared on a fully disclosed basis by its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers.

The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing brokers with which it conducts business.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital and net capital requirements of $4,357,690 and $250,000, respectively. The Company's aggregate indebtedness to net capital ratio was approximately 0.39 to 1 at December 31, 2021.

Note 11. Related Party Transactions

The Company is affiliated with Regal Advisory Services, Inc. (Regal Advisory), a registered investment advisor through common management and ownership. The Company recognizes management fee revenues for payments received from customers of Regal Advisory and pays these amounts over to Regal Advisory for providing these services. For 2021, these revenues and offsetting expenses approximated $812,000 for the account management services and are presented on a net basis in the statement of income. Other revenue from clearing fees, administrative support and account balances was approximately $29,000 with $3,000 in net expenses related to Regal Advisory business.

The Chief Executive Officer of the Company is also the Officer of Peninsula Development Corporation (Peninsula). The Company entered into lease agreement with Peninsula commencing in September 2014. For the year ended December 31, 2021, the Company incurred approximately $80,000 as rental expense. The lease term is on a month-to-month basis with monthly payments of $6,000 plus related taxes.

Note 12. Subsequent Events

The Company has evaluated events and transactions that occurred subsequent to December 31, 2021, and through February 23, 2022, and has determined there were no events or transactions during such period which would require recognition or disclosure in the financial statements